SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MANOR CARE, INC.

(Name of Issuer)

MANOR CARE, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.125% Convertible Senior Notes Due 2023

(Title of Class of Securities)

(CUSIP Nos. 564055AD3 and 564055AE1)

(CUSIP Number of Class of Securities)

R. JEFFREY BIXLER
VICE PRESIDENT AND GENERAL COUNSEL
MANOR CARE, INC.
333 N. SUMMIT STREET
TOLEDO, OHIO 43604-2617
(419) 252-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

COPY TO:
MICHAEL D. LEVIN, ESQ.
LATHAM & WATKINS LLP
233 S. WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$100,000,000	$12,670

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $100,000,000 aggregate principal amount of Manor Care Inc.’s 2.125% Convertible Senior Notes Due 2023 for Manor Care, Inc.’s 2.125% Convertible Senior Notes Due 2023.

**	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Manor Care, Inc., a Delaware corporation (“Manor Care”) on November 3, 2004 and amended by Amendment No. 1 thereto filed on November 19, 2004 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Manor Care (i) to exchange $1,000 in principal amount of 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and (ii) a one time cash payment (an “Exchange Fee”) equal to 0.25% of the principal amount of outstanding 2.125% Convertible Senior Notes due 2023 (the “Old Notes” and together with the New Notes, the “Notes”) for each $1,000 in principal amount of our outstanding Old Notes that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the Offer to Exchange dated November 3, 2004 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended from time to time. The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to the Offer to Exchange is referred to herein as an “Offer.” This Amendment amends and supplements the Schedule TO as set forth below. This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

     The information in the Offer to Exchange and the related Letter of Transmittal, as amended or supplemented prior to the date hereof, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

     On December 3, 2004, Manor Care issued a press release announcing the results of the exchange offer, which expired on December 2, 2004. A copy of this press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)	Press Release, dated December 3, 2004.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2004	MANOR CARE, INC.
	By:	/s/ Geoffrey G. Meyers
		Name:	Geoffrey G. Meyers
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Exchange, dated November 3, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Stockholders, dated November 3, 2004.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Supplement to Offer to Exchange, dated November 19, 2004.*

(a)(5)(i)	Press Release, dated November 3, 2004.*

(a)(5)(ii)	Form of Summary Advertisement.*

(a)(5)(iii)	Press Release, dated November 19, 2004.*

(a)(5)(iv)	Press Release, dated December 3, 2004.

*	Previously filed.